

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05059010



June 20, 2005

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/20/2005

Re: American International Group, Inc.
Incoming letter dated May 18, 2005

Dear Ms. Shannon:

This is in response to your letter dated May 18, 2005 concerning the shareholder proposal submitted to AIG by the California Public Employees' Retirement System. We also have received a letter from the proponent dated June 2, 2005. On March 17, 2005, we issued our response expressing our informal view that AIG could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
AUG 19 2005
THOMSON
FINANCIAL

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

May 18, 2005

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration—Omission of Shareholder Proposal Submitted by the California Public Employees' Retirement System for Inclusion in the 2005 Proxy Statement of American International Group, Inc.

Ladies and Gentlemen:

On January 14, 2005, American International Group, Inc. (the "Company") submitted a request (the "Request Letter"), pursuant to Rule 14a-8(j), that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it would not recommend enforcement action to the Commission if the Company omitted the shareholder proposals and statement in support thereof (the "Proposals") submitted to the Company by the California Public Employees' Retirement System (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for the 2005 annual meeting of shareholders. In response, the Proponent submitted a letter to the Staff dated February 11, 2005. By letter dated March 17, 2005, the Staff responded to the Request Letter. Copies of each of the above-mentioned letters are enclosed herewith.

The Company respectfully requests that the Staff reconsider the position set forth in its March 17, 2005 letter to the Company and indicate that it will not recommend enforcement action to the Commission if the Proposals are excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10). In accordance with Rule 14a-8(j), a copy of this letter and its enclosures is being mailed contemporaneously to the Proponent, informing it of the Company's request for reconsideration.

The Proposals request that the Company's shareholders amend the Company's By-laws (the "By-laws") to require that (1) the Chairperson of the Board of Directors of the Company (the "Board") be an independent director ("Proposal A"), and (2) the Board nominate independent directors that, if elected by the shareholders, would constitute two-thirds of the Board ("Proposal B"). The Proposals also set forth a definition of the term "independent director." Because the Company has taken action that substantially implements both Proposal A and Proposal B, the Company believes that the Proposals are properly excludable under Rule 14a-8(i)(10).

Discussion - Bases for Reconsideration, Grounds for Omission

1. *The Proposals may be excluded under Rule 14a-8(i)(10) because they have been substantially implemented.*

Rule 14a-8(i)(10) allows a registrant to exclude a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the SEC has indicated that the proposal need not be "fully effected" by the registrant, so long as it has been "substantially implemented." SEC Release No. 34-20091 (August 16, 1983). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by a shareholder proponent and the registrant's actions. See Exchange Act Release No. 34-20091 (August 16, 1983); AMR Corporation (April 17, 2000) ("AMR"); Masco Corporation (March 29, 1999) ("Masco"); Erie Indemnity Company (March 15, 1999).

In its Request Letter, the Company set forth its belief that Proposal B had been substantially implemented because, at the time, out of a possible fifteen directors, the Board had nine directors that were independent under the rules of the New York Stock Exchange (the "NYSE"), one short of the two-thirds required by the Proposals. The Company did not submit that Proposal A was excludable under Rule 14a-8(i)(10) because, at the time, the Chairperson was not an independent director. In its letter dated March 17, 2005, the Staff responded that it was unable to concur that Proposal B could be excluded on the basis of Rule 14a-8(i)(10).

The Board has subsequently taken addition actions that substantially implement the Proposals.

First, the Board amended the By-laws on March 14, 2005 to permit the election of an independent Chairman. Thereafter, on April 21, the Board named Frank G. Zarb, who is an independent director under the rules of the NYSE, as its Interim Chairman. The Company therefore believes that Proposal A has been substantially implemented and is properly excludable from the Proxy Materials under Rule 14a-8(i)(10). See Humana Inc. (February 27, 2001); AMR Corporation (April 17, 2000); Masco Corporation (March 29, 1999); BankAmerica Corporation (February 10, 1997).

Second, three new directors were elected to the Board, each of whom is independent under the rules of the NYSE.[1] Accordingly, two-thirds of the current Board (twelve out of eighteen) is independent under the rules of the NYSE. In addition, the Company's Nominating and Corporate Governance Committee has indicated its intention to nominate directors for election to the Board at the Company's 2005 annual meeting of shareholders that, if elected, would result in the Board being composed of a minimum of two-thirds of independent directors under the rules of the NYSE. Therefore, because two-thirds of the current Board is independent under the rules of the NYSE, and because the Board is expected to nominate independent directors that, if elected by the shareholders, will constitute more than two-thirds of the Board, the Company believes that Proposal B has been substantially implemented and is properly excludable from the Proxy Materials under Rule 14a-8(i)(10). See Humana Inc. (February 27, 2001); AMR Corporation (April 17, 2000); Masco Corporation (March 29, 1999); BankAmerica Corporation (February 10, 1997).

While the Company recognizes that some differences do exist between the NYSE definition of "independence" and that put forth by the Proposals, the Company believes that its adherence to the NYSE independent director standards constitutes substantial implementation of the Proposals' definition of the term "independent director." See AMR Corporation (April 17, 2000); Masco Corporation (March 29, 1999).

For the foregoing reasons, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

The Company hereby respectfully requests that the Staff reconsider its position as set out in its March 17, 2005 letter and indicate that it will not recommend enforcement action to the Commission if the Proposals are excluded from the Company's Proxy Materials for the reasons set forth above.

The Company currently anticipates that it will mail its definitive Proxy Materials to shareholders on or about June 14, 2005.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

---

[1] Messrs. Stephen L. Hammerman, George L. Miles, Jr. and Morris W. Offit, were elected to the Board on March 7, 2005, April 21, 2005, and April 21, 2005, respectively.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Peter H. Mixon

33

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Omission of Shareholder Proposals Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to two proposals, dated December 3, 2004 (the "Proposals"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by the California Public Employees Retirement System (the "Proponent"). The Proposals and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposals and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. the Proponent exceeded the one proposal limitation;
2. the Company lacks the power and authority to implement the Proposals;
3. the Proposals are not a proper subject for shareholder action;
4. the Proposals deal with matters relating to election for membership on the Company's Board of Directors (the "Board");
5. the Company has substantially implemented the Proposals;
6. the Proposals relate to the Company's ordinary business operations; and
7. the Proposals are contrary to the Commission's proxy rules.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposals and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of

Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission') indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposals and Supporting Statement from the Proxy Materials.
This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposals and Supporting Statement.

The Proposals

The Proposals state:

RESOLVED, that the stockholders amend the Company's Bylaws to require, at the earliest practical date and whenever an Independent Director is available and qualified to serve, that

(1) the Board's Chairperson be an Independent Director [("Proposal A")], and

(2) the Board nominate Independent Directors that, if elected by the shareholders, would constitute two-thirds of the Board of the Company [("Proposal B")].

For purposes of this proposal, the stockholders further require that the term "Independent Director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company or its senior management; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K under the Securities Act of 1933 and Securities Exchange Act of 1934; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

Grounds for Omission

1. The Proponent exceeded the one proposal limitation (Rule 14a-8(c); Rule 14a-8(f)(1))

Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one of the procedural requirements within fourteen days of receiving the proposals and the proponent fails to correct the problem within fourteen days of receiving the company's notice.

As required by Rule 14a-8(f)(1), the Corporation informed the Proponent, in a letter dated December 17, 2004 (attached hereto as Annex B), of the requirements of Rule 14a-8(c), that the Proponent would need to revise the letter of December 3, 2004 (received by the Company on December 6, 2004) to include only one proposal, and that the Proponent had fourteen days from the date of receipt of the Company's letter to correct the deficiency. In response, in an e-mail dated January 6, 2005 (attached hereto as Annex C), the Proponent advised that it "disagree[d] with [the Company's] conclusion that the proposal is deficient."

On numerous occasions similar to the circumstances at issue here, the Staff has relied on Rule 14a-8(c) and (f) to permit a registrant to omit a shareholder submission containing multiple proposals. See generally, AT&T Corp. (February 19, 2004); Compuware Corporation (July 3, 2003); Fotoball USA, Inc. (April 3, 2001); American Electric Power Co., Inc. (January 2, 2001); and IGEN International, Inc. (July 3, 2000).

Notwithstanding the fact that the Proponent has framed its request in terms of one shareholder resolution, the Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of two separate and distinct proposals. The Staff consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See Palatin Technologies, Inc. (October 1, 2003) (Staff found that single shareholder resolution contained two proposals); Compuware Corporation (July 3, 2003) (permitted to exclude a proposal which, although phrased as one proposal, actually amounted to six separate proposals); American Electric Power Co., Inc. (January 2, 2001) (permitted to exclude a proposal which, although phrased as one amendment to the articles of incorporation and/or by-laws of the company, actually amounted to four separate proposals).

Even where proposals ostensibly relate to similar subject matters or concepts, for example, director qualifications or elections, the Staff has found that different components constitute multiple proposals. For example, in Centra Software, Inc. (March 31, 2003), the company received a single shareholder proposal requesting that Centra amend its by-laws to require (1) that the chairman of the board not be a Centra officer or employee and (2) separate meetings of the independent directors. Centra argued that there was no logical connection between these two proposals because they would amend "quite different provisions" of their by-laws and that a "shareholder might wish to vote for one proposal, but not the other." Even though the proposals addressed the independence of the chairman and special meetings of independent directors (matters that are related as pertaining to the effective independence of Centra's board of directors), the Staff agreed with Centra's submission and permitted exclusion of the proposals. In NCR Corp. (February 13, 2002), the Staff agreed that a shareholder proposal, purportedly designed to "motivate a new era of accountability" exceeded the one proposal limitation. The proposals related to (i) separating the roles of chairman and chief executive officer, (ii) revising the board's composition and (iii) executive bonuses. In Enova Corp.

(February 9, 1998), the Staff found that a shareholder's submission consisted of two proposals requiring an "independent lead director" and an annual election of directors.

As was the case for each of the above three examples, Proposals A and B implicate separate corporate governance processes, each with distinct actions and considerations for the Board. Proposal A relates to the Board's choice of leadership and Proposal B addresses the Board's process of selecting and approving nominees for the Board. The Proposals would also amend different provisions of the Company's By-laws. Proposal A would require an amendment to Section 4.3 of the Company's By-laws (Chairman) and Proposal B would require amendments to Article II of the Company's By-laws (Board of Directors).

The Company acknowledges that, in certain circumstances, the Staff has determined that a single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." SEC Release No. 34-12999 (November 22, 1976). For example, in Quality Systems, Inc. (June 9, 1999), the Staff was unable to concur with the company's opinion that a shareholder resolution adding a new section to the company's by-laws was actually several separate and distinct proposals where the new by-law would require, *inter alia*, the chairman of the board to be an "independent director" and at least seventy-five percent of the directors on the board to be "independent directors." However, the proposals in Quality Systems, unlike Proposals A and B, did not focus on the Board's choice of leadership, as one component, and the Board's nominations, as another component. The proposals in Quality Systems were therefore more unified conceptually than Proposals A and B.

The Proponent attempts to unite Proposal A and Proposal B, in the same vein as the proposals in Quality Systems, under the rubric of "independence." In the Company's view, however, Proposals A and B are separate proposals, notwithstanding the reference in both to independent directors. More specifically, in light of the different corporate processes and necessary Board actions required to implement each Proposal, the Company believes that the Proposals are not, in fact, "closely related." Accordingly, the Company believes that Proposals A and B resemble more closely the proposals considered in Centra, NCR and Enova than the proposals in Quality Systems and should therefore be considered separate proposals submitted by the Proponent in contravention of the one proposal limitation.

For the foregoing reason, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(c) and Rule 14a-8(f).

2. The Company lacks the power and authority to implement the Proposals (Rule 14a-8(i)(6))

As to Proposal A:

Rule 14a-8(i)(6) provides that a company may exclude a proposal "[i]f the company would lack the power or authority to implement the proposal." Proposal A, if implemented, would require that the Chairperson of the Board be an "independent director." As further described below, the Company does not have the power or authority to implement Proposal A because it cannot ensure that a director who meets each of the nine conditions for independence in the Proposals would be (i) elected to the Company's Board by the Company's shareholders, (ii) elected as Chairman of the Board by the Company's Board, and (iii) willing to expend the time and effort necessary to serve as Chairman of the Board of the Company.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its shareholders. Although vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. In addition, under Section 141(k) of the DGCL, only shareholders, and not the board, have the power to remove directors. Ultimately therefore, the Company's shareholders determine who serves as the Company's directors. Thus, because the Company cannot control who is elected or retained as a director, the Company cannot control whether there would be a person meeting the special qualifications for a Chairperson of the Board as set forth in Proposal A.

The Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals similar to Proposal A seeking to impose qualifications on board members. Such proposals are excludable under a long line of Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. Most recently and more directly relevant, in each of AmSouth Bancorporation (February 24, 2004), Wachovia Corporation (February 24, 2004), Bank of America Corporation (February 24, 2004) and SouthTrust Corporation (January 16, 2004), the Staff concurred that a similar proposal relating to amending company by-laws could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement.

In concurring with the company's view in AmSouth, Wachovia, Bank of America and South Trust, the Staff notes that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to a similar proposal in Cintas Corp. (August 27, 2004), the Staff noted "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times." Accordingly, with respect to Proposal A, the Company is similarly situated to Cintas, AmSouth, Wachovia, Bank of America and South Trust.

The Company acknowledges that the Staff has declined to concur with the exclusion by Walt Disney Company in reliance on Rule 14a-8(i)(6) of a proposal urging an amendment to Disney's corporate governance guidelines and other necessary actions to implement a policy that the chairman of Disney's board be independent. *See* Walt Disney Company (November 24, 2004). However, the proposal in Disney is distinguishable from Proposal A first in that the Disney proposal was expressed as a recommendation and second that it recommended a policy for the board of directors to follow. First, as the Staff noted in Staff Legal Bulletin No. 14 (July 13, 2001), shareholder proposals containing mandatory requirements are less likely to withstand challenges based on the factors set forth in Rule 14a-8. Proposal A involves such a requirement in that it contains a mandatory amendment to the Company's By-laws. Second, Proposal A does not relate to the setting of corporate guidelines or policy for the board. Instead, it proposes to impose a strict requirement on the Company's board that the board's chairperson be an independent director. As further discussed below with respect to Proposal B, Proposal A is also distinguishable from other proposals that the Staff has not agreed could be excluded in reliance on Rule 14a-8(i)(6). *See* Conseco, Inc. (April 5, 2002), The Gap, Inc. (March 18, 2002), Equitable Resources, Inc. (March 18, 2002), General Motors Corp. (March 22, 2001).

As to Proposal B:

Proposal B would require that "the Board nominate Independent Directors that, if elected by the shareholders, would constitute two-thirds of the Board of the Company." As discussed above, the Company's shareholders determine who serves on the Company's Board.

The Staff has consistently concluded that proposals similar to Proposal B seeking to impose qualifications on directors are excludable under Rule 14a-8(i)(6) because it is beyond a company's power to ensure the election of a particular person or type of person to its board of directors. See, e.g., Alcide Corp. (August 11, 2003) (permitting exclusion of a proposal requiring that each member of the compensation committee of the board of directors be independent); Archon Corp. (March 16, 2003) (permitting exclusion of a proposal requesting that the board of directors take such action as may be necessary to effect a policy that a majority of the board members representing common shareholders be independent and certain committees be established consisting entirely of independent directors); Marriott Int'l, Inc. (February 26, 2001) (allowing exclusion under Rule 14a-8(i)(6) of a proposal requesting that the board take necessary steps to ensure that two-thirds of the board and the entirety of certain board committees meet seven listed independence criteria).

Proposal B is substantially the same as the proposals at issue in Alcide Corp., Archon Corp. and Marriott Int'l, Inc., in that Proposal B effectively imposes a qualification on the Company's directors. Although the Proposal technically relates to the Board's nominees for director, in the absence of a contested election, the Board's nominees are universally elected to the Board. In fact, in the Supporting Statement, the Proponent observes no distinction between the nomination process and the election process: "This is why we are sponsoring this proposal that amends the Company's bylaws so that, whenever possible, the Board's leader and two-thirds of the Board will be independent of the Company." (emphasis added) Accordingly, by imposing a qualification on the director nominees, the Proposal seeks to, and would in fact, impose qualification on the Company's directors.

The Company acknowledges that the Staff has declined to grant no-action relief with respect to shareholder proposals that relate to qualifications for director nominees. See, e.g., Men's Wearhouse, Inc. (March 24, 2004) (declining to concur in the exclusion of a proposal whereby the shareholders urge the board to "adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board"); Qwest Communications Int'l Inc. (February 25, 2004) (declining to concur in the exclusion of a proposal whereby the shareholders "urge the Board of Directors to amend Qwest's corporate governance guidelines to provide that the Board shall nominate director candidates such that, if elected, a two-thirds majority of directors would be independent"); Duke Realty Corp. (February 7, 2002) (declining to concur in the exclusion of a proposal requesting that the board set a goal of establishing a board with at least two-thirds independent directors); and Archer-Daniels-Midland Co. (August 10, 2001) (declining to concur in the exclusion of a proposal whereby shareholders recommend certain age qualifications for directors).

However, the proposals at issue in those circumstances are distinguishable from Proposal B in that each of those proposals was expressed as a recommendation or request. As the Staff noted in Staff Legal Bulletin No. 14 (July 13, 2001), shareholder proposals containing mandatory requirements are less likely to withstand challenges based on the factors set forth in Rule 14a-8. Proposal B involves such a requirement in that it contains a mandatory amendment to the Company's By-laws, rather than a recommendation or request from the shareholders.

In addition, Proposal B does not recommend a goal or policy for the Board to follow, or provide for a transition period for compliance with its requirements, but instead would immediately mandate that the Board ensure, and implicitly perpetually maintain, a certain board composition at the earliest practical date. Such a requirement distinguishes Proposal B from other proposals that the Staff has not agreed with companies to exclude in reliance on Rule 14a-8(i)(6). Compare Conseco, Inc. (April 5, 2002) (proposal requesting the board set a goal of establishing a board with at least two-thirds of its members being independent directors); The Gap, Inc. (March 18, 2002) (proposal requesting that the corporation adopt a policy providing for a transition to a corporate governance committee composed entirely of independent directors); Equitable Resources, Inc. (March 18, 2002) (proposal requesting that the corporation adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur); General Motors Corp. (March 22, 2001) (proposal requesting a by-law that key committees transition to directors meeting certain criteria).

For the foregoing reasons, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(i)(6).

3. Proposal A is not a proper subject for action by shareholders (Rule 14a-8(i)(1))

Under Rule 14a-8(i)(1), the Company may omit a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As noted above, the Company is a corporation organized under the laws of the State of Delaware. Section 141(a) of the DGCL provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." This Section has been interpreted by Delaware courts to preclude shareholders from limiting the exercise of discretion by the board of directors in managing the business affairs of the corporation. See Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989) (stating that the board's fiduciary duty to manage a corporate enterprise may not be delegated to shareholders); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). Section 141(a) requires that any limitation on the powers of the Board to manage the Company be set forth in the DGCL or in the Company's Certificate of Incorporation, not in the Company's By-laws. Quickturn, 721 A.2d at 1291.

Neither the DGCL nor the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), includes any provision conferring upon the shareholders of the Company the authority to directly restrict the ability of the Company's Board to select its own Chairperson. Therefore, under the DGCL, the selection of the Board Chairperson is a matter that falls within the sole discretion of the Company's Board. Instead of permitting the Board to exercise this discretion, however, Proposal A would amend the Company's By-laws to require that the Board appoint a Chairperson who is an Independent Director, even if the Board believes that other directors are more qualified. Such a proposal, which is not stated as a recommendation or a request to the Board, but which instead would be binding on the Company if approved by shareholders, is clearly excludable under Rule 14a-8(i)(1). The note to Rule 14a-8(i)(1) states that, "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

Indeed, the Staff recently found that a binding proposal similar to the one at issue here was excludable under Rule 14a-8(i)(1) unless recast by the proponent as a recommendation or request to the board of directors. Honeywell International, Inc. (February 18, 2003) (proposal requiring that the office of chairman of the board be held by an independent outside director). This Staff decision may be contrasted with shareholder proposals cast in precatory terms that could not be excluded under Rule 14a-8(i)(1). Compare ExxonMobil Corp. (March 24, 2003) (proposal "urging" the board to amend the by-laws to require an independent chair); Xcel Energy Inc. (March 17, 2003) (proposal "urging" the board to amend the by-laws to require an independent chair); Clear Channel Communications, Inc. (March 5, 2003) (proposal "urging" the board to amend the by-laws to require an independent chair); First Mariner Bancorp (March 3, 2003) (proposal "requesting" the board to adopt a policy providing for an independent chair); The Boeing Co. (February 18, 2003) (proposal "recommending" that the board amend the by-laws to require an independent chair).

For the foregoing reason, the Company believes that it may omit Proposal A from the Proxy Materials under Rule 14a-8(i)(1).

4. The Proposals deal with matters relating to election for membership on the Company's Board of Directors (Rule 14a-8(i)(8))

Under Rule 14a-8(i)(8), a registrant may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body." The Staff has indicated that the principal purpose of this ground for exclusion "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules ... are applicable thereto." SEC Release No. 34-12598 (July 7, 1976).

Further, the Staff has repeatedly allowed companies to exclude proposals that question the ability of particular individuals to serve as directors. See, e.g., PepsiCo, Inc. (February 1, 1999) ("We note that the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors."); AT&T (January 28, 1983) ("In this regard, it would appear that the proposal is designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection.").

On a number of occasions, the Staff has allowed a registrant to exclude a proposal under Rule 14a-8(i)(8), where the proposal, together with the supporting statement, appears to question the business judgment of directors who will stand for reelection at an upcoming annual meeting of shareholders. See AT&T Corp. (February 13, 2001) (allowing the exclusion of a proposal to separate the position of chairman and Chief Executive Officer, supported by a statement citing to the corporation's "dismal" three-year stock performance); Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996) (allowing the exclusion of a proposal to censure the chief executive officer in view of the "abysmal" performance of the corporation over a six-year period); Black & Decker Corp. (January 21, 1997) (allowing the exclusion of a proposal to separate the position of chairman and CEO, where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for reelection to the board at the upcoming annual meeting).

The Supporting Statement says, "The Chairperson is responsible for leading the Board, and ensuring that directors are given the information necessary to perform their duties. In CalPERS opinion, the lack of independence on the board and its leadership has led to some of the well-publicized problems involving the Company and the Company's underperformance relative to its peers." (emphasis added) The Proponent's attack on Chairman Greenberg (i.e., the "leadership" of the Board) is not well disguised and impugns his business judgment and leadership abilities by linking it to recent problems of the Company. Like the proposals put forth in PepsiCo and AT&T Corp., the Proponent's attack on current members of the Board, and more specifically, Chairman Greenberg, is designed to undermine support for the slate of directors to be proposed by the Company at the upcoming annual meeting. Accordingly, because the Staff has repeatedly allowed companies to exclude proposals that question the ability of particular individuals to serve as directors, Proposal A is excludable under Rule 14a-8(i)(8).

In addition, neither the Company's Certificate of Incorporation nor its By-laws impose any qualifications or restrictions on who the shareholders may elect as directors. Proposal B, however, would require the board to adopt a policy effectively requiring that the Company's Board consist of two-thirds "independent" directors. By imposing such a qualification for service on the board, Proposal B would disqualify current directors who do not satisfy the Proponents' definition of "independent" from service and would make director nominees standing for election ineligible if their election would result in two-thirds of the directors not being "independent."

The Staff has consistently taken the position that proposals setting forth qualifications for directors that would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement if not appropriately revised. See Raytheon Co. (March 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); General Dynamics Corp. (March 25, 1992) (proposal to require the board to consist of a majority of independent directors); Waste Management, Inc. (March 8, 1991) (proposal to require the board to consist of a majority of independent directors); Dillard Department Stores, Inc., (March 7, 1991) (proposal to require the board to consist of a majority of independent directors).

For the foregoing reason, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(i)(8).

5. *The Company has substantially implemented Proposal B (Rule 14a-8(i)(10))*

Rule 14a-8(i)(10) allows a registrant to exclude a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the SEC has indicated that the proposal need not be "fully effected" by the company, so long as it has been "substantially implemented." SEC Release No. 34-20091 (August 16, 1983).

The Company believes that its adherence to the NYSE independent director standards constitutes substantial implementation of Proposal B. In addition, the Company believes, because its current Board includes nine independent directors out of a possible fifteen, one short of the two-thirds requirement of Proposal B, the Company has substantially implemented Proposal B.

The Company recognizes that some differences do exist between the NYSE definition of "independence" and that put forth by Proposal B. The Staff has previously indicated, however, that such differences do not necessarily preclude a finding of substantial implementation. In Masco Corporation (March 29, 1999), for example, the registrant was able to omit a proposal seeking to define a standard for the qualifications of "outside directors" based on the fact that the Masco board adopted a standard that was similar, but not identical, to that set forth in the proposal. A similar situation exists here, and the Company strongly believes that adherence to the NYSE independence standards will prove effective in ensuring that the stated goal of Proposal B is substantially met.

For the foregoing reason, the Company believes that it may omit Proposal B from the Proxy Materials under Rule 14a-8(i)(10).

6. The Proposals relate to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a registrant to exclude a shareholder proposal from its proxy materials "If the proposal deals with a matter relating to the company's ordinary business operations." The Proponent's definition of independence precludes a director from being independent if he or she is currently affiliated with a not-for-profit entity that receives significant contributions from the Company. Thus, if implemented, Proposal B would restrict the Company from making contributions to non-profit organizations that are affiliated with one of its directors. Proposal B may therefore be omitted pursuant to Rule 14a-8(i)(7) because it affects the Company's contributions to specific charitable organizations and "micro-manages" the Company's business functions, matters which relate to the Company's "ordinary business operations."

The Staff has consistently concurred that the selection of specific charitable or non-profit organizations to which a company contributes is a day-to-day activity conducted in the ordinary course of business. For example, in Pacific Gas and Electric Company (January 22, 1997), the Staff concurred that the company could exclude a proposal that criticized contributions to the Mexican American Legal Defense and Education Fund and would require the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." In concurring that the proposal could be excluded, the Staff stated, "There appears to be some basis for your view that the proposal relates to the conduct of ordinary business and therefore may be excludable under Rule 14a-8(c)(7) (i.e., contributions to specific types of organizations.)" See also Minnesota Mining and Manufacturing Co. (January 3, 1996) (exclusion of proposal requesting company to make charitable or political contributions to organizations or campaigns promoting certain causes); Wells Fargo & Company (January 16, 1993) (exclusion of proposal for company to rescind action supporting the United Way).

Under Proposal B, the Company would not be able to make contributions to an entity that is affiliated with one of its directors, because the contribution would disqualify the director from being "independent." The Staff has previously concurred that shareholder proposals that address a laundry list of activities are excludable if one of the activities affected by the proposal involves the company's ordinary business operations. For example, in Chrysler Corporation (March 18, 1998), the Staff concurred that a proposal requesting that the company review and report on a code of conduct could be excluded because one aspect of the conduct review related to ordinary business matters. There, the Staff stated, "The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 3 of the resolution [involving employment practices] relates to ordinary business matters...." Proposal B, as with the proposal in Chrysler Corporation, would require the company to monitor a specific aspect of its ordinary business operations (its charitable and non-profit giving and support program) and goes beyond the proposal in Chrysler Corporation by imposing a substantive consequence on such operations (the disqualification of directors from board committee membership and from counting as an "independent" director in determining the composition of the board).

In addition, the Company notes that the ordinary business exclusion under Rule 14a-8(i)(7), as explained by the SEC, rests on two central considerations:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Exchange Act Release No. 34-40018 (May 21, 1998).

While the Company agrees that the issue of having independent directors on its board and on certain board committees reflects a significant corporate governance policy issue, the Company believes that the determination of what constitutes an appropriate standard of independence is a matter that is fundamental to the board's ability to function effectively and to manage numerous day-to-day complex considerations that the board is in a more appropriate position to evaluate than shareholders as a group. As such, the nine-prong definition of independence contained in the Proposals is exactly the type of effort to "micro-manage" the Company with "intricate details" addressed by the SEC in the 1998 Release.

For the foregoing reason, the Company believes that it may omit Proposal B from the Proxy Materials under Rule 14a-8(i)(7).

7. *The Proposals and Supporting Statement are contrary to the Commission's proxy rules (Rule 14a-8(i)(3))*

A. The Proposals and Supporting are false and misleading

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This position was most recently affirmed in Staff Legal Bulletin 14B (September 15, 2004).

The Staff has consistently concurred that a registrant may properly omit entire shareholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements, including statements that impugn the character and integrity of the members of a corporation's board of directors or management without factual foundation. See The Swiss Helvetia Fund, Inc. (April 3, 2001). The Staff has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

The Proposals violate the proxy rules, including Rule 14a-9, because the Proposals and Supporting Statement are materially false and misleading, in part, and set forth numerous other statements and assertions that lack factual support and citation. The Company believes that the Proposals and Supporting Statement are clearly false and misleading as further described below:

1. The first recital in the Proposals states, "Whereas, the Board of Directors <u>should</u> be an independent body elected by the stockholders." (emphasis added) The false and misleading implication of the word "should" is that the current Board of Directors is neither independent, nor truly "elected" by the shareholders. Proponent ignores the fact that nine of the Company's current fifteen directors are considered independent as contemplated by NYSE Rule 303A, and all of the Company's directors were recently elected by large majorities at the 2004 annual meeting of shareholders.

2. The second recital in the Proposals states, "the stockholders believe that an <u>increased</u> role for independent directors would help [the Company] improve its long-term financial condition, stock performance and competitiveness." (emphasis added) A majority of the Company's current Board is considered independent under the NYSE rules. Because an increase from a majority to two-thirds would not affect the control of the independent directors of the Board, the false and misleading implication of the recital

is that the current independent directors are either not independent or not active in providing oversight or otherwise fulfilling their fiduciary duties.

3. In attempting to provide a basis for that portion of the Proposals that would require that the Board's Chairperson be an Independent Director, the Proponent mischaracterizes the responsibilities of the Chairperson. The Proponent generally exaggerates the substantive role of the Chairperson. For example, the Proponent states that the Chairperson... "is responsible for leading the Board in these tasks," which include formulating corporate policies and monitoring management implementation of these policies. In fact, the Chairperson "leads" the Board in these matters only in the most general sense that the Chairperson is responsible for scheduling, preparing the agenda for and conducting Board meetings in a manner so that the Board can properly perform its duties. The lead in formulating many corporate policies, and the monitoring of the implementation of these policies, is the responsibility of and is taken by committees of the Board or management.

4. It is false and misleading to suggest that the Chairperson is also responsible for "... ensuring that directors are given the information necessary to perform their duties." Management is responsible for the preparation of materials for the Board, and it is the duty of each director, and of each Board committee, to assess the adequacy of those materials, and thereafter, where appropriate, to request additional information from management.

5. The Proponent's attempt to draw a causal connection between the Company's "well-publicized problems" on the one hand, and "the lack of independence on the Board and its leadership," on the other hand, is materially misleading. The Proponent does not demonstrate any foundation for a correlation between these "problems" and independence requirements for directors.

For the foregoing reasons, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposals and Supporting Statement are vague and indefinite

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Co. (July 30, 1992). Indeed, while the Staff, in Staff Legal Bulletin 14B

(September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ...
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result ....

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (December 27, 1988).

As enumerated below, many of the terms of the Proposals are so vague and indefinite that neither the Company's shareholders nor its management can be certain of what will constitute the qualifications of an "Independent Director." Among the many terms that are subject to differing interpretations, the following are a few of the questions that cannot be resolved by the plain language of the Proposals:

1. What does "practical" refer to in the phrase "at the earliest practical date"? If the Proposals are approved at the 2005 annual meeting of shareholders, should the Board call a special meeting immediately thereafter?

2. What does the phrase "available and qualified to serve" mean? Are there any objective standards by which the Board can judge availability? Does "qualified" refer to the definition of "Independent Director" or the Board's judgment as to the aptitude of a particular candidate?

3. What rank of employee does "employed by the Company in an executive capacity" refer to? Would this include only executive officers or also some lower ranking level? We note that the Proposals also use the term "executive officer" in (vii) of the definition of "Independent Director," so a different threshold is obviously intended.

4. What degree of affiliation is relevant for "affiliated with a company that is an advisor or consultant to the Company or its senior management"? Would a customer of such an advisor or consultant be considered an affiliate?

5. What constitutes a "significant customer or supplier" considering the Company currently has over $700 billion in assets?

6. What degree or type of affiliation is relevant for "affiliated with a not-for-profit entity that receives significant contributions from the Company"? For which entity is the significance of the contributions calculated, the Company or the not-for-profit?

7. Who is included in "immediate family"? Should the Company follow the New York Stock Exchange guidance or the rules promulgated under Section 16 of the Exchange Act?

In light of these questions and other ambiguities, and because some of the proposed standards are clearly subject to differing interpretations, the Company believes that the Proposals are inherently vague and neither the shareholders nor the Company's Board will be able to determine, with any reasonable amount of certainty, what constitutes an "Independent Director" if the Proposals are implemented.

For the foregoing reason, the Company believes that it may omit the Proposals from the Proxy Materials under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, Annex B and Annex C, of its intention to omit the Proposals and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposals and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Peter H. Mixon



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 3, 2004 OVERNIGHT MAIL

American International Group, Inc. (AIG)
Attn: Kathleen E. Shannon,
Senior Vice President and Secretary
70 Pine Street
New York, New York 10270

Re: Notice of Shareholder Proposal

Dear Ms. Shannon:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with AIG's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation with AIG. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the Company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Maurice R. "Hank" Greenberg, Chairman and CEO

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 12,000,000 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

WHEREAS, the Board of Directors should be an independent body elected by stockholders; and

WHEREAS, the stockholders believe than an increased role for independent directors would help American International Group, Inc. (Company) improve its long-term financial condition, stock performance and competitiveness;

RESOLVED, that the stockholders amend the Company's Bylaws to require, at the earliest practical date and whenever an Independent Director is available and qualified to serve, that (1) the Board's Chairperson be an Independent Director, and (2) the Board nominate Independent Directors that, if elected by the shareholders, would constitute two-thirds of the Board of the Company. For purposes of this proposal, the stockholders further require that the term "Independent Director" means a director who: (i) has not been employed by the Company in an executive capacity within the last five years; (ii) is not, and is not affiliated with a company that is, an advisor or consultant to the Company or its senior management; (iii) is not affiliated with a significant customer or supplier of the Company; (iv) has no personal services contract(s) with the Company or its senior management; (v) is not affiliated with a not-for-profit entity that receives significant contributions from the Company; (vi) within the last five years, has not had any business relationship with the Company (other than service as a director) for which the Company has been required to make disclosure under Regulation S-K under the Securities Act of 1933 and

Securities Exchange Act of 1934; (vii) is not employed by a public company at which an executive officer of the Company serves as a director; (viii) has not had a relationship described in (i) through (vii) above with any affiliate of the Company; and (ix) is not a member of the immediate family of any person described in (i) through (viii) above.

SUPPORTING STATEMENT

How important is the Board of Directors? As a trust fund with approximately 1.4 million participants, and as owner of approximately 12,000,000 shares of the Company's stock, the California Public Employees' Retirement System ("CalPERS") believes that the Board - and its Chairperson - is of paramount importance. This is why we are sponsoring this proposal that amends the Company's bylaws so that, whenever possible, the Board's leader and two-thirds of the Board will be independent of the Company and its officers. Through this proposal, we seek to promote strong, objective leadership on the Board.

A Board of Directors must formulate corporate policies, monitor management's implementations of those policies, and evaluate management's performance. The Chairperson is responsible for leading the Board in these tasks, and ensuring that directors are given the information necessary to perform their duties.

In CalPERS' opinion, the lack of independence on the Board and its leadership has led to some of the well-publicized problems involving the

Company and the Company's underperformance relative to its peers. Please help us address these problems by voting FOR THIS PROPOSAL.



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3672 FAX (916) 795-3659

RECEIVED
2005 FEB 14 PM 4:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 11, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: American International Group, Inc.'s No-Action Request Regarding the Shareholder Proposal submitted by the California Public Employees' Retirement System

Dear Ladies and Gentlemen:

The California Public Employees' Retirement System (CalPERS) writes in response to the January 13, 2005 letter by American International Group, Inc. ("AIG" or "Company") requesting that the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") conclude that no enforcement action will be recommended if the Company omits the CalPERS shareholder proposal ("CalPERS Proposal") filed with the Company from the Company's proxy materials. The Company argues that the CalPERS Proposal may be excluded from the Company's proxy materials pursuant to seven grounds based on Rule 14a-8(f)(1), Rule 14a-8(i)(6), Rule 14a-8(i)(1), Rule 14a-8(i)(8), Rule 14a-8(i)(10), Rule 14a-8(i)(7), and Rule 14a-8(i)(3).

We disagree with the Company's arguments and respectfully submit that the Company's request for no-action relief should be denied since: (1) the CalPERS Proposal included only one proposal since the subcomponents of the proposal are closely related and essential to a single well-defined unifying concept; (2) the Company does not lack the power or authority to implement the CalPERS Proposal; (3) the CalPERS Proposal is a proper subject for action by shareholders; (4) the Proposal does not deal with matters relating to election for membership on the Company's Board of Directors; (5) the Company has not substantially implemented the CalPERS Proposal; (6) the CalPERS Proposal does not relate to the Company's ordinary business operations; and (7) the CalPERS Proposal and supporting statement are not contrary to the SEC's proxy rules since they are not false and misleading or vague and indefinite.

1. <u>The CalPERS Proposal Included Only One Proposal (Rule 14a-8(c); Rule 14a-8(f)(1))</u>

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for inclusion in the company's proxy materials for a particular shareholders' meeting. The Staff has consistently concluded that a proposal that contains multi-elements should be considered a single proposal under Rule 14a-8(c) where all elements of the proposal are related to a single issue. SEC Release No. 34-12999 (November 22, 1976) (a single proposal made up of several components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept."); Ferrofluidics Corp. (September 18, 1992) (proposal upheld where all elements were related to base pay and warrants granted to executives); Westinghouse Electric (January 27, 1995); Quality Systems, Inc. (June 9, 1999) (five subcomponents all related to creating a more independent board of directors) ("Quality Systems".)

CalPERS was well aware of Quality Systems when it drafted the CalPERS proposal and closely followed the proposal in Quality Systems to ensure compliance with Rule 14a-8 in its entirety, including the one proposal limitation of Rule 14a-8(c). Quality Systems contained five separate elements, and the Staff concluded the proposal was a single proposal under Rule 14a-8(c) because all elements related to a creation of an independent board of directors. The Quality Systems proposal sought shareholder approval to add a new section in the bylaws that required the following: (1) at least seventy-five percent (75%) of the directors on the board be independent directors; (2) the independent directors of the board meet in executive session, separately from the other directors, at the end of each meeting of the board to discuss such matters as they deem appropriate; (3) the independent directors shall elect the chairman of the board; (4) the chairman of the board be required to be an independent director; and (5) a nominating committee be established, which shall have sole responsibility for recommending and nominating candidates to the board.

The CalPERS Proposal contains only two elements of the five elements listed above. The CalPERS Proposal seeks shareholder approval to amend the Company's bylaws to require, whenever an independent director is available and qualified to serve, that (1) the board's chairperson be an independent director [as defined] and (2) the board nominate independent directors that, if elected by the shareholders, would constitute two-thirds (rather than 75%) of the board of the Company. The CalPERS Proposal, like those in Quality Systems, Ferrofluidics Corp. and Westinghouse Electric Corporation, represents a single proposal relating to a single, well-defined unifying concept, namely creation of a more independent board of directors. CalPERS unifies the subcomponents under the independence goal clearly and unequivocally, as did the Quality Systems proposal, with the introductory "WHERAS" clauses and the supporting statement. The "WHEREAS" clauses are repeated below:

> WHEREAS, The Board of Directors should be an independent body elected by stockholders; and
>
> WHEREAS, the stockholders believe than an increased role for independent directors would help American International Group, Inc. (Company) improve its long-term financial condition, stock performance and competitiveness;

The Company in support of its argument on this issue cites many cases that are not analogous to the circumstances at issue here. The proposals considered in the cited cases are ones that lacked a well-defined unifying concept and contained separate and distinct proposals in each of them. Centra Software, Inc. (March 31, 2003) (Though this proposal is arguably at odds with the Quality Systems, the proposal in Centra was not clearly linked to the a well-defined unifying concept of creating a more independent board as are the Quality Systems proposal and the CalPERS Proposal); NCR Corp. (February 13, 2002) (Proposal dealt with three distinct issues (1) board composition (2) separating the chair and chief executive officer and (3) executive bonuses. And the subcomponents were not linked together by any well-defined unifying concept such as independence). Enova Corp. (February 9, 1998) (Proposal dealt with two issues (1) appointing an independent lead director and (2) declassifying the board that were not clearly linked to any well-defined unifying concept.) For these reasons, the Company's argument that the CalPERS Proposal constitutes multiple proposals should be rejected.

2. The Company Does Not Lack The Authority To Implement The CalPERS Proposal Under Rule 14a-8(i)(6).

The Company contends that the CalPERS Proposal seeks "to impose qualifications on board members" and it therefore may exclude the Proposal under Rule 14a-8(i)(6) because it "lacks the power and authority to implement the Proposal." The Company argues that it does not have the power or authority to implement the proposal because it cannot ensure that a director who meets each of the nine conditions for independence in the CalPERS Proposal would be (i) elected to the Company's Board by the Company's shareholders, and/or (ii) elected as Chairman of the Board by the Company's Board, and/or (iii) willing to expend the time and effort necessary to serve as Chairman of the Board of the Company. This is the very argument that the Staff has repeatedly rejected regarding proposals drafted similarly to the CalPERS Proposal.

See, e.g., Merck & Co., Inc. (December 29, 2004); The Walt Disney Company (November 24, 2004); Qwest Communications International, Inc. (February 25, 2004); International Paper Company (March 8, 2004); Alaska Air Group, Inc. (March 1, 2004).

Stockholders' right to prescribe director qualifications is found in Section 141(b) of Delaware General Corporation Law (the "DGCL"). It provides in pertinent part:

> Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors.

This stockholders' right to prescribe qualifications for director is also acknowledged by the Delaware Supreme Court. The leading Delaware case on this issue is Stroud v. Grace, Del. Supr., 606 A.2d 75 (1992), which upheld a certificate provision providing for three categories of directors:

(1) A majority of the board had to be from Category 1: individuals with substantial line experience in the management of substantial business enterprises or substantial private institutions who are not officers, employees or stockholders of the corporation or any of its subsidiaries;
(2) Not less than three directors had to be from Category 2: beneficial stockholders of the corporation; and
(3) No more than two directors could be from Category 3: persons who hold or had held the position of chief executive officer, chief operating officer or president of the corporation.

The Supreme Court, in upholding this provision, noted that Delaware corporations have broad authority to adopt charter provisions and that §141(b) of the DGCL permits the certificate of incorporation or the by-laws to "prescribe other qualifications for directors." The Supreme Court affirmed the Court of Chancery's finding that the qualifications imposed by the three director categories were not unreasonable or too vague.

This stockholders' right to enact by-laws that prescribe qualifications for directors under §§109(b) and 141(b) is also supported by the by-laws regulating director nominations and elections that have been adopted by the boards of many Delaware corporations. The Delaware courts have approved such by-laws, which typically require advance notice of stockholder nominations and impose other conditions on the right of stockholders to nominate candidates for election as director.

The Company, in support of its argument, cites numerous SEC no-action letters allowing for the exclusion of proposals that would have required the election of directors meeting certain qualifications, which is clearly beyond the control of any company. The process of who gets elected, as opposed to who gets nominated, is something that the Board cannot control. However, the CalPERS Proposal is clearly distinguishable since, as in the Staff decisions cited above, does not "require" the election of independent directors or appointment of an independent director as chair. Instead, the CalPERS Proposal states "whenever an Independent Director is available and qualified to serve, that (1) the Board's Chairperson be an Independent Director, and (2) that the Board nominate Independent Directors that, if elected by shareholders, would constitute two-thirds of the Board of the Company. (Emphasis added.) The two provisos highlighted above clearly make the CalPERS Proposal within the power of the Company to implement and, therefore, the Company's argument that the Company lacks the power and authority to implement the CalPERS Proposal should be rejected. Moreover, Staff has allowed binding proposals covering the same topic. (Quality Systems.)

3. The Proposal Is A Proper Subject For Action By Shareholders (Rule 14a-8(i)(1)

The Company argues that it may omit the CalPERS Proposal under Rule 14a-8(i)(1) because the CalPERS Proposal intrudes on the Board's authority to manage the business and affairs of the Company. The Company states in its letter that neither the DGCL nor the Company's Restated Certificate of Incorporation includes any provision conferring upon the shareholders of the Company the authority to directly restrict the ability of the Board to select its own Chairperson. This argument of the Company grossly mischaracterizes the DGCL. Section 109(a) of the DGCL provides in pertinent part:

> After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote...provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors... The fact that such power has been so conferred upon the directors...shall not divest the stockholders...of the power, nor limit their power to adopt, amend or repeal bylaws.

The power to amend by-laws is an inherent feature of the corporate structure. Frantz Mfg. Co. v. EAC Indus., Del. Supr., 501 A.2d 401, 407 (1985). The 1974 amendment to §109(a) made it clear that stockholders always have the power to adopt, amend or repeal by-laws, even when such power is also conferred upon the directors by the certificate of incorporation. I.R. Ward, E. Welch & A. Turezyn, Folk on the DGCL, §109.1 & n.2 (4th ed.). The Proposal simply asks the shareholders to amend the by-laws to create an independent board. This shareholder's right to amend by-laws is well supported by the DGCL.

Furthermore, §109(b) of the DGCL provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

Section 109(b) authorizes by-laws to cover a broad range of subjects, as long as these subjects are related to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees. Thus, the by-law amendment requested in the CalPERS Proposal is clearly within the acceptable legal boundaries.

As is stated above, bylaws that regulate the process by which the corporate board of directors acts are statutorily authorized under §§ 109 and 141 of the DGCL. Further, as Professor Hamermesh's well-regarded and well-known article about stockholder-adopted bylaws notes: a core function of the bylaws is to address the process by which the board makes decisions. Lawrence A. Hamermesh, *Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?*, 73 Tul. L. Rev. 409, 484-85 (1998) (discussing bylaws affecting board governance, and noting that "the stockholders have considerable authority to adopt by-laws limiting the way in which the board of directors conducts its business"). Other distinguished scholars also believe that stockholders have broad statutory power to pervasively regulate board processes in the bylaws, albeit subject to the constraints of equity. *See generally* John C. Coates IV & Bradley C. Faris, *Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives*, 56 Bus. Law. 1323 (2001); John C. Coffee, Jr., *The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?*, 51 U. Miami L. Rev. 605 (1997).

In support of its argument, the Company cites the Honeywell International matter of February 18, 2003. The proposal considered in that matter states that "the office of the Chairman of the Board shall be held by an independent outside director." This proposal is totally different from the Proposal in the instant matter. The CalPERS Proposal asks shareholders to amend by-laws to require that the Board's Chairperson be an Independent Director whenever an Independent Director is available and qualified to serve.

In addition, the Staff rejected the very same argument made by the Company in Quality Systems. Quality Systems unsuccessfully argued that the proposal, which sought to create an independent board, could be excluded because the proposal intruded on the Company's statutory authority to manage the business and affairs of the corporation. Though the corporation at issue was a California company, not a Delaware company as is the Company, the reasoning is the same. Like the proposal at issue in Quality Systems, the CalPERS Proposal does nothing more than create an independent board, in part by having the board's chairperson be an independent director whenever an Independent director is available and qualified to serve. The CalPERS Proposal does not in any way change the nature of the Board responsibilities, nor does it attempt to interfere with the statutory authority of the Board. For these reasons, the Company's argument that the CalPERS Proposal is not a proper subject for action by shareholders should be rejected.

4. The CalPERS Proposal Does Not Deal With Matters Relating To Election For Membership On the Company's Board of Directors (Rule 14a-8(i)(8)

The Company's arguments on this issue distort the plain meaning and the intent of the CalPERS Proposal. The CalPERS Proposal is clearly an attempt to make important corporate governance improvements at the Company by improving the independence of the board of directors. Independence of the board of the directors is now well-established as a central tenet of good governance. The Company's arguments that the CalPERS Proposal and supporting statement are an attempt to influence the election of the Company's slate of directors are far-fetched and illusory. There is no "attack on Chairman Greenberg" or any other Company director.

The CalPERS Proposal and supporting statement are vastly different from the precedent cited by the Company. PepsiCo, Inc. (February 1, 1999) (where the supporting statement specifically requested the resignation of existing board members); AT&T (January 28, 2001) (where repeated direct personal references and attacks were made against the sitting CEO); Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996) (where proposal actually stated: "That, in view of the abysmal performance of The Company during the past six years for which the chief executive must bear the absolute and total responsibility, it is recommended that the Board censure the chief executive and do whatever it can to encourage his better performance in the immediate future"); Black & Decker Corp. (January 27, 1997) (where repeated direct personal references and attacks were made against the sitting CEO). If Staff were to agree with the Company's opinion on this matter, any shareholder proposal that asked that an independent director serve as chairperson of a board of directors would be excludable under 14a-8(i)(8).

Moreover, qualification proposals relating to independence have long been upheld by Staff as well as by the Delaware Supreme Court. Stroud v. Grace, Del. Supre., 606 A.2d 75 (1992); Men's Wearhouse, Inc. (March 24, 2004) (finding that a proposal to require two-thirds of the board to be independent can not be excluded pursuant to 14a-8(i)(8)). And again, see Quality Systems.

5. The Company Has Not Substantially Implemented The CalPERS Proposal (Rule 14a-8(i)(10).

A shareholder proposal may be omitted under Rule 14a-8(i)(10), if the action requested by the proposal has been substantially implemented by the registrant. Release No. 34-020091 (August 1, 1983). The Company argues that it has substantially implemented the action requested by the CalPERS Proposal because its current board includes nine independent directors as defined by the New York Stock Exchange out of a possible fifteen, one short of the two-thirds requirement of the CalPERS Proposal (but using different definition of independent director). This argument is without merit.

First, the Company's argument that its adherence to the NYSE independent director standards and the fact that nine of its fifteen board members meet the NYSE definition constitutes substantial implementation of the Proposal is contrary to Staff decisions. Men's Wearhouse, Inc. (March 24, 2004) (where Staff rejected the company's argument that compliance with NYSE listing standards substantially implemented a shareholder proposal asking for two-thirds independence using a definition of independence different from the NYSE's definition). General Motors Corp. (March 3, 1997) (where Staff rejected General Motors' argument that its bylaws, which already required a majority of independent directors, substantially implemented the proposal asking for a great percentage of independent directors). Furthermore, even if, as the Company claims,.it presently has "nine independent directors out of a possible fifteen, one short of the two-thirds requirement," it has yet to commit itself formally to this form of governance. The CalPERS Proposal requests that the shareholders formally have the independent chairman and board requirements prescribed in its by-law. For these reasons, the Company's argument that it has substantially implemented the action requested by the CalPERS Proposal should be rejected. See also, Quality Systems.

Second, a key subcomponent of the CalPERS Proposal requires the Company's board be led by an independent chairman. However, the current chairperson is not an independent director. Rather, the board is being led by the Company's current Chairman and CEO. This fact alone shows that the CalPERS Proposal is not substantially implemented.

6. The Proposal Does Not Relate to the Company's Ordinary Business Operations (Rule 14a-8(i)(7))

In response to the Company's arguments related to the ordinary business operations exception it concedes that the issue of independence on its board of directors reflects a significant corporate governance policy issue. The Company nevertheless argues that because the CalPERS Proposal includes a definition of an independent director that the ordinary business operations exception provides grounds for exclusion. We disagree.

Staff has consistently upheld proposals asking for more independent board of directors even when a definition is provided. Duke Realty Corp. (February 5, 2002) (holding that a proposal to require two-thirds of the board be independent could not be excluded pursuant to Rule 14a-8(i)(7) even when definition of independence, very similar to that provided in the CalPERS Proposal, was included); Commerce Bancorp, Inc. (March 15, 2002) (holding that a proposal seeking 100% independence on the compensation committee using a definition of independence similar to that used in the CalPERS Proposal did not provide grounds to excluded pursuant to Rule 14a-8(i)(7)); Gap, Inc. (March 18, 2002) (similar to above).

While failing to mention the Staff decisions contrary to the Company's position cited above, the Company again mischaracterizes the CalPERS Proposal as one "restricting the Company from making contributions to non-profit organizations that are affiliated with one of its directors" even though the CalPERS Proposal does no such thing. Rather, the Proposal pertains directly to the important issue of whether the Company's Chairperson should be an independent director and the Board should nominate independent directors.

The Company then claims that the CalPERS Proposal is directly equivalent to the proposals in Pacific Gas and Electric Company (January 22, 1997) which required the company report in its annual report its donations and contributions; Minnesota Mining and Manufacturing Co. (January 3, 1996) which requested the company to make charitable or political contributions; and Wells Fargo & Company (January 26, 1993) which requested the company to rescind action supporting the United Way. These letters are not supportive of the Company's position since the CalPERS Proposal pertains directly to the important corporate governance issue of whether the Company's board should be more independent not whether charitable contributions can be made or must be reported. See also, Quality Systems. For these reasons, Rule 14a-8(i)(7) provides no basis to exclude the CalPERS Proposal from the Company's proxy materials.

7. The CalPERS Proposal's Supporting Statement Is Not Materially False Or Misleading Under the Standards Set Forth In Staff Legal Bulletin No. 14B (CF)

Staff Legal Bulletin No. 14B (CF) provides that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Staff must find it very disheartening that the Company is attempting to challenge the proposal pursuant to Rule 14a-8(i)(3) even though Staff has provided clear guidance that the statements at issue will not be used to exclude the CalPERS proposal. As discussed below, each of the statements in the CalPERS Proposal that are challenged by the Company come within the categories that the Staff has recently made explicitly clear will not be considered false or misleading.

A. CalPERS' Statements Of Its Opinion Are Neither "False" Nor "Misleading"

1. The Company objects to CalPERS' opinion that "the Board of Directors should be an independent body elected by the stockholders." This statement falls, at best, within the last bullet-point cited above as opinion of CalPERS though not clearly stated as such.

2. The Company objects to CalPERS' opinion that "an increased role for independent directors would help American International Group, Inc. improve its long-term financial condition, stock performance and competitiveness." The quoted language is again CalPERS' opinion and moreover does not claim that the current Board of Directors is neither independent, nor truly elected by the stockholders.

3. & 4. The Company objects to CalPERS' statement that "the Chairperson is responsible for leading the Board in these tasks", and that the Chairperson is also responsible for "ensuring that directors are given the information necessary to perform their duties." These statements fall within the second bullet-point above since it is a factual statement that, while not materially false or misleading, may be disputed or countered. These statements may also be protected as CalPERS' opinion though not clearly stated as an opinion.

5. The Company objects to CalPERS' opinion that "the lack of independence on the Board and its leadership has led to some of the well-publicized problems involving the Company." However, this statement is clearly stated as CalPERS' opinion and is therefore not false and misleading.

B. The Proposal And Supporting Statement Are Not Vague And Indefinite.

The Company posits theoretical confusion that the following terms in the CalPERS Proposal is so vague and indefinite that neither the stockholders who would vote on the CalPERS Proposal, nor the Company in implementing the proposal would be able to determine what actions the CalPERS Proposal requires: "at the earliest practical date;" "available and qualified to serve;" "employed by the Company in an executive capacity;" "affiliated with a company that is an advisor or consultant to the Company or its senior management;" "significant customer or supplier;" "affiliated with a not-for-profit entity that receives significant contributions from the Company;" and "immediate family."

The underlying goal of the CalPERS Proposal is clear: to implement a policy that the Chairman be independent and two-thirds of the Board of Directors be independent. While a company can always scrutinize the language of a shareholder proposal so finely that theoretical issues and clarifications can be made and debated, the purpose of 14a-8(i)(3) is only to allow exclusion where the proposal as a whole can not be understood. That is simply not the case here or in other shareholder proposals upheld by the Staff that included a definition of independence. Commerce Bancorp, Inc. (March 15, 2002) (holding that a proposal seeking 100% independence on the compensation committee using a definition of independence similar to that used in the CalPERS Proposal did not provide grounds to excluded pursuant to Rule 14a-8(i)(3)). For these reasons, Rule 14a-8(i)(3) provides no basis to exclude the CalPERS Proposal from the Company's proxy materials.

Conclusion

For all these reasons, we respectfully request that the Company's arguments be rejected, and its request for no-action relief denied.

Respectfully submitted,



PETER H. MIXON
General Counsel

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

The proposal seeks to amend AIG's bylaws to require, at the earliest practical date and whenever an independent director is available and qualified to serve, that the board's chairperson be an independent director and that the board nominate independent directors so that independent directors, as defined in the proposal, would constitute two-thirds of the board.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that AIG may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that AIG may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3672 FAX (916) 795-3659

June 2, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: American International Group, Inc.'s Request for Reconsideration of it's No-Action Request Regarding the Shareholder Proposal submitted by the California Public Employees' Retirement System

Dear Ladies and Gentlemen:

The California Public Employees' Retirement System (CalPERS) writes in response to the May 18, 2005 letter (Reconsideration Request) by American International Group, Inc. ("AIG" or "Company") requesting that the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") reconsider its conclusion denying the Company's request that no enforcement action will be recommended if the Company omits the CalPERS shareholder proposal ("CalPERS Proposal"). The Company argues in its Reconsideration Request that the CalPERS Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10). The Company does not ask for reconsideration of the other six grounds the Staff denied relief upon in its response to AIG's January 14, 2005 letter (Original Request).

We disagree with the Company's arguments in the Reconsideration Request and believe that the corporate governance changes that have been made since the Original Request do not support a conclusion that the CalPERS Proposal has been substantially implemented. Therefore, CalPERS respectfully submits that the Company's Reconsideration Request should be denied.

<u>The Company Has Not Substantially Implemented The CalPERS Proposal (Rule 14a-8(i)(10).</u>

A shareholder proposal may be omitted under Rule 14a-8(i)(10), if the action requested by the proposal has been substantially implemented by the registrant. Release No. 34-020091 (August 1, 1983). The Company argues that it has substantially implemented the first prong (identified by AIG as "Proposal A") of the CalPERS Proposal because the Company has recently amended its bylaws to "permit" an independent director to

Conclusion

For all these reasons, we respectfully request that the Company's arguments be rejected, and its Reconsideration Request be denied.

Respectfully submitted,



PETER H. MIXON
General Counsel